SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date November 29, 2005______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Second Quarter Financial Statements as at September 30, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: November 25, 2005

BiO

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2005

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1 (888) 216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Six Months September 30, 2005

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2005 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the six months and the quarter ended September 30, 2005 and September 30, 2004.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Management Discussion and Analysis

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2005.

Operating Results

The following table highlights the Company^s quarterly results from operations for the current and last fiscal year:
Quarter Ended	June 30, 05	Sept 30, 05	Dec 31, 05	Mar 31, 06	Total Year

Revenues	$ 123,411	$ 211,654			$ 335,065
Cost of Sales	40,626	39,994			80,620
Gross Profit	82,785	171,660			254,445

General, Administrative
and Selling Expenses	178,075	226,623			404,698
Private Placement Fees	61,907	0			61,907
Amortization	152,480	152,480			304,960
Professional Fees	27,058	692			27,750
Interest Expense	13,989	14,318			28,307
Stock-based compensation	74,610	74,610			149,220

Loss before under-noted items	(425,334)	(297,063)			(722,397)

Non-controlling interest share	(17,165)	17,165			0
Profit (Loss) from Discontinued
Operations	13,224	0			13,224

Loss for the period	(429,275)	(279,898)			(709,173)

Outstanding Common Shares	92,229,512	92,229,512			92,229,512
Loss per share	(0.01)	(0.00)			(0.01)

Quarter Ended	June 30, 04	Sept 30, 04	Dec 31, 04	Mar 31, 05	Total Year

Revenues	$ 0	$ 0	$ 0	$ 0	$ 0

General, Administrative
and Selling Expenses	162,065	160,301	164,638	156,657	643,661
Amortization	152,983	154,131	152,191	153,125	612,430
Professional Fees	2,453	6,749	25,701	6,625	41,528
Interest Expense	16,890	17,062	15,817	21,236	71,005
Stock-based compensation	0	65,250	26,344	294,910	386,504

Loss before under-noted items	(334,391)	(403,493)	(384,691)	(632,553)	(1,755,128)

Profit (Loss) from Discontinued
Operations	0	0	0	239,057	239,057

Loss for the period	(334,391)	(403,493)	(384,691)	(393,496)	(1,516,071)

Outstanding Common Shares	87,935,219	88,209,719	90,034,310	90,134,310	90,134,310
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Operating Results (Continued)

Year to date Discussion

Shipments of the Company^s Type II Diabetes drug Sucanon started in December 2004. Due to unexpected delays in the launch of the TV advertising campaign for Sucanon, it was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 were therefore recognized as revenue in the quarter ended June 30, 2005, when the TV advertising campaign began.

Revenues from the sale of Sucanon in the 6 months ended September 30, 2005 were $335,065 which resulted in a Gross Profit of $254,445. There were no revenues in the same 6 month period ended September 30, 2004.

Operating expenses totaled $976,842 representing a $238,958 (32.4%) increase from the $737,884 expenses incurred in the 6 months ended September 30, 2004.

General, administrative and selling expenses increased from $322,366 to $404,698 ($82,332 or 25.5%) in the six-month period. The Company deals exclusively in US Dollars in Mexico. Due to the strengthening of the Canadian dollar against the US dollar, the Company had a $63,434 Foreign Exchange loss, which accounted for most of the increase in General, administrative and selling expenses.

Stock-based compensation expenses of $149,220 (2004: $65,250) and a one-time finder^s fee of $61,907 for the private placement issued in the first quarter accounted for most of the remaining $156,626 increase in operating expenses. Professional fees which included audit fees and consulting fees increased from $9,202 to $27,750.

The loss for the six-month period was $709,173 (2004: $737,884) and the loss per common share was $0.01 for both periods.

Quarterly Comparison

Revenues from the sale of Sucanon in the 3 months ended September 30, 2005 were $211,654 which resulted in a Gross Profit of $171,660. There were no revenues in the same 3 month period ended September 30, 2004. Sales were $88,243 (71.5%) higher than the $123,411 sales reported in the first quarter ended June 30, 2005.

Operating expenses totaled $468,723 representing a $65,230 (5.5%) increase from the $403,493 expenses incurred in the quarter ended September 30, 2004. Most of this increase was due to $56,944 in foreign exchange expense and the cost of operating our office in Mexico.

During the quarter under review, the Company revisited the prices charged for the pre-mix of active ingredients shipped to the Mexican tablet manufacturer. As a result of this review, the price charged was increased due to increased overhead applied to the pre-mix, and the 25% minority interest share of the marketing profits from the sale of Sucanon was eliminated.

The loss for the quarter was $279,898 (2004: $403,493) and the loss per common share was less than $0.01 for both periods.

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Financial Highlights

Operating activities used $1,003,447 (2004: $415,772) in cash. Accounts receivable of $234,630 were from sales of Sucanon. The majority of the $449,463 increase in Amounts Receivable was due to advances paid to the Company^s unrelated marketing company in Mexico for the advertising campaign. These amounts are collectable once the sales of Sucanon reach a specified level in Mexico.

Financing activities provided $703,857 (2004: $192,659) in cash flow mainly through the issuance of shares. Investing activities provided $46,730 (2003: used $5,421) in cash. As a result cash decreased $252,860 (2004: used $228,534) in the six month period. As at September 30, 2005, the working capital deficiency was $1,227,150 (September 30, 2004: $2,384,732).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

During the 6 months ended September 30, 2005, the Company issued 75,000 common shares through the exercising of common share options for $17,250. The Company also issued 2,020,202 common shares for $621,181 through a private placement. As a result, Common Shares was increased by $638,431 (from 90,134,310 to 92,229,512 common shares issued and outstanding). After taking into account the $709,173 loss in the 6 months and the above share issuances, the Shareholders^ deficiency decreased from $678,184 as at March 31, 2005 to $599,706 as at September 30, 2005.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Sept. 30	Mar 31,
	2005	2005
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 187,744	$ 440,604
Accounts receivable	234,630	0
Amounts receivable	538,780	89,317
Inventory	34,820	38,852
Deposits and prepaid expenses	3,450	0
	999,424	568,773

Property Plant and Equipment
Continuing operations	132,992	141,098
Held for resale	1	33,506

Patent Interests	718,794	1,015,650
	$ 1,851,211	$ 1,759,027

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,421,056	$ 1,472,776
Due to related parties - secured	481,239	451,166
- unsecured	324,279	288,926
	2,226,574	2,212,868
Note payable	224,343	224,343
	2,450,917	2,437,211

SHAREHOLDERS^ (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,089,637
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	654,256	510,286
Deficit	(28,367,971)	(27,658,798)
	(599,706)	(678,184)
	$ 1,851,211	$ 1,759,027

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2005.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 335,065	$ 0	$ 211,654	$ 0
Cost of Sales	80,620	0	39,994	0
	254,445	0	171,660

General, administrative
and selling	404,698	322,366	226,623	160,301
Amortization	304,960	307,114	152,480	154,131
Stock-based compensation	149,220	65,250	74,610	65,250
Professional fees	27,750	9,202	692	6,749
Private placement finders fee	61,907	0	0	0
Interest	28,307	33,952	14,318	17,062
	976,842	737,884	468,723	403,493

Loss from continuing operations:	(722,397)	(737,884)	(297,063)	(403,493)

Non-controlling interest share of profit	0	0	17,165	0

Gain from sale of equipment	13,224	0	0	0

Loss for the period	(709,173)	(737,884)	(279,898)	(403,493)

Deficit, beginning of period	(27,658,798)	(26,142,727)	(28,088,073)	(26,477,118)

Deficit, end of period	(28,367,971)	(26,880,611)	(28,367,971)	(26,880,611)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.00)	(0.00)

From discontinued operations	0.00	0.00	0.00	0.00

On September 30, 2005 there were 92,229,512 (2004: 88,209,719) common shares issued and outstanding.

Also, there were 13,806,907 (2004: 13,806,907) Series I Convertible Preferred Shares issued and outstanding. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2005	2004	2005	2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (709,173)	$ (737,884)	$ (279,898)	$ (403,493)

Add (Deduct):
Amortization	304,960	307,114	152,480	154,131
Stock-based compensation	149,220	65,250	74,610	65,250
Non-controlling interest in profit	0	0	(17,165)	0
Gain from sale of equipment	(13,224)	0	0	0
	(268,217)	(365,520)	(69,973)	(184,112)
Add (Deduct) changes in:
Accounts Receivable	(234,630)	0	(119,742)	0
Amounts Receivable	(449,463)	5,808	(217,144)	11,183
Inventory	4,032	0	(10,970)	0
Deposits and prepaid expenses	(3,450)	(2,466)	0	(4,218)
Accounts Payable	(51,720)	(53,594)	(25,497)	(26,025)
	(1,003,447)	(415,772)	(443,326)	(203,172)
Financing Activities:

Due to Related Parties	65,426	49,669	53,290	11,867
Issuance of Common Shares	638,431	142,990	0	65,500
	703,857	192,659	53,290	77,367
Investing Activities:
Acquisition of Capital Assets	0	(5,421)	0	(2,254)
Proceeds from sale of equipment	46,730	0	(1)	0
	46,730	(5,421)	(1)	(2,254)

Increase (Decrease) in Cash	(252,860)	(228,534)	(390,037)	(128,059)

Cash, beginning of period	440,604	376,631	577,781	276,156

Cash, end of period	$ 187,744	$ 148,097	$ 187,744	$ 148,097

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

September 30, 2005

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $28,367,971 and a Shareholders^ Deficiency of $599,706 at September 30, 2005. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2005 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below.

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug. The Company also has an agreement with an internet marketing company to final consumers in agreed Western Hemisphere countries.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

The Company began shipping Sucanon to retailers in Mexico in December, 2004. There were unexpected delays in the launch of the TV advertising campaign for Sucanon until May 26, 2005. It was felt that a retailer would have had a reasonable expectation that the advertising should have started sooner and that the Company therefore had future performance obligations to meet prior to recognizing the $50,278 sales to March 31, 2005. The shipments from December 2004 to June 30, 2005 have therefore been recognized as revenue in the quarter under review, when the TV advertising campaign began.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2005

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2004		87,542,219	24,043,775	13,806,907	1,380,691
Issued in previous fiscal year:
Common Shares issued for:
Cash
by private placement	0.500	1,528,480	764,240
by stock options	0.210	952,500	201,740
by share warrants	0.375	111,111	41,667
Options exercised for which stock-based
compensation has been recorded			38,215
Balance March 31, 2005		90,134,310	25,089,637	13,806,907	1,380,691
Issued in period:
Common Shares issued for:
Cash
by private placement	0.307	2,020,202	621,181
by stock options	0.230	75,000	17,250
by share warrants
Options exercised for which stock-based
compensation has been recorded			5,250
Balance September 30, 2005		92,229,512	25,733,318	13,806,907	1,380,691

  Securities issued in the period:

  Private Placement and Warrants Granted and exercised in the period

  During the 6 months ended September 30, 2005, the Company received $621,181 for a private placement. As a result of the private placement, 2,020,202 shares were issued at $0.307 ($0.2475 USD) per share along with 2,020,202 warrants exercisable at $0.400 ($0.33 USD) each exercisable until October 6, 2006.

  Stock Options Exercised in the period

  During the 6 months ended September 30, 2005, the following stock options were exercised:

  Exercise Total Total Employees Non-employees

  Price Proceeds Number Number of Number of

  of Shares Shares Shares

  $0.23 $ 17,250 75,000 0 75,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2005

  3. Share Capital (continued)

  Outstanding Options

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.14 Dec 15, 2005 50,000 0 50,000

  $0.25 Jan 2, 2006 896,000 560,000 336,000

  $0.54 Aug 11, 2006 75,000 75,000 0

  $0.66 Aug 26, 2006 150,000 0 150,000

  $0.55 Mar 24, 2006 545,000 470,000 75,000

  $0.55 Mar 24, 2007 770,000 670,000 100,000

  $0.55 Mar 24, 2008 1,290,000 1,160,000 130,000

  Outstanding as at Sept. 30, 2005 3,776,000 2,935,000 841,000

  A breakdown of outstanding options as at September 30, 2005 to Directors and Officers was as follows:

Grant Date		2 Jan 04	24 Nov 04	24 Nov 04	24 Nov 04
Exercise Date		2 May 04	24 Apr 05	24 Apr 06	24 Apr 07
Expiry Date		2 Jan 06	24 Mar 06	24 Mar 07	24 Mar 08
Option Price		$0.25	$0.55	$0.55	$0.55	Total

Cheryl Rieveley	Director	90,000	70,000	90,000	120,000	370,000
Gale Belding	Director	0	70,000	90,000	120,000	280,000
Johan de Rooy	Director	90,000	50,000	70,000	100,000	310,000
Dr Geoff Herring	Director	0	50,000	70,000	100,000	220,000
Robert Rieveley	Director & C.E.O.	190,000	150,000	200,000	500,000	1,040,000
Lorne Brown	C.F.O.	190,000	40,000	50,000	60,000	340,000

TOTAL		560,000	430,000	570,000	1,000,000	2,256,000

  Outstanding Warrants to Purchase Common Shares

  A breakdown of outstanding warrants as at September 30, 2005 and a breakdown between Directors and Officers and Other was as follows:

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

January 27, 2006	$0.375	1,286,481	750,000	536,481
October 26, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		4,835,163	3,250,202	1,584,961

  During the period warrants to purchase 429,185 common shares at $0.375 per share were cancelled.

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on September 30, 2005.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2005

  Stock based compensation

No stock options were granted in the 6 months ended September 30, 2005. The cost of stock options granted in the prior year are being pro-rated over the live of the options.

During the 6 months ended September 30, 2005 a total of 75,000 (2003: 667,500) stock options were exercised for total proceeds of total of $17,250 (2004: $142,990).

5. Related party transactions

The following expenses were incurred with non-arms length parties in the six months ended September 30, 2005

	Six months ended	Quarter ended
	September 30, 2005	September 30, 2005

Management fees paid and accrued
to an officer	$ 72,000	$ 36,000
Salaries to Directors and Officers	$ 70,000	$ 39,000
Interest accrued on Notes Payable due to
related parties	$ 28,307	$ 17,062
Services provided by companies controlled
by Directors	$ 21,468	$ 12,253

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

Six months ended Quarter Ended

September 30, 2005 September 30, 2005

Salaries and Benefits $ 86,511 $ 42,262

Management Fees 67,290 33,645

Investor Relations 55,738 26,605

Office Expenses - Mexico 37,167 19,197

Foreign Exchange 63,434 56,944

Office Rent, Maintenance

and Utilities 27,567 13,556

Communication, Travel and

Promotion 36,567 26,358

Head Office Expenses 9,783 7,733

Stock Exchange and Transfer

Agent Fees 20,641 14,534

Commissions and Royalties 0 (14,211)

Total $ 404,698 $ 226,623

  Directors and Officers

List of Directors as at September 30, 2005:

Robert B Rieveley

Gale V. Belding

Johan de Rooy, FCA

Dr Geoff Herring

Cheryl Rieveley

List of Officers as at September 30, 2005:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer